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                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.



    Heartland Group, Inc. - Heartland Short Duration Taxable Municipal Fund
--------------------------------------------------------------------------------
                           Exact Name of Registrant


                           NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided in Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                 SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Milwaukee and the state of Wisconsin on the 29th day of December, 1998.



                                    /s/ Patrick J. Retzer
                                    ---------------------------------------
                                    Heartland Group, Inc. - Heartland Short
                                    Duration Taxable Municipal Fund



                                    By:  Patrick J. Retzer

                                         Vice President and Treasurer
                                         (Title)



Attest:  Lois J. Schmatzhagen
         (Name)

         Secretary
         (Title)